

Mail Stop 7010

April 30, 2009

Via U.S. mail and facsimile

Mr. Timothy Wadhams
President and Chief Executive Officer
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

>   **RE: Masco Corporation**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 8, 2009**
>   **File No. 001-05794**

Dear Mr. Wadhams:

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 12

Analysis of 2008 Executive Compensation, page 16

Stock Options, page 21

1. We note that you granted options in May 2008 to your key employees, including your named executive officers. We also note in addition to the review of peer group data and executive compensation surveys by your compensation committee, "individual considerations also influence the value of the option grants." Please explain, and in future filings disclose, the "individual considerations" made in

determining the amount of stock options to award to your NEOs, including the specific elements of each individual's performance that were taken into account. See Item 402(b)(2)(vii) of Regulation S-K. In addition, please explain, and in future filings disclose, what you mean by "competitive" with respect to determining the award amounts.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to this comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andy Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director